Exhibit 99.96

Ernst & Young LLP EY Tower 100 Adelaide Street West, PO Box 1 Toronto, ON M5H 0B3	Tel: +1 416 864 1234 Fax: + 1 416 864 1174 ey.com

September 15, 2025

To:

British Columbia Securities Commission (Principal Regulator)

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission of New Brunswick

Nova Scotia Securities Commission

Financial and Consumer Services Division, Prince Edward Island

Office of the Superintendent of Securities Service, Newfoundland and Labrador

Office of the Superintendent of Securities, Northwest Territories

Office of the Yukon Superintendent of Securities

Office of the Superintendent of Securities, Nunavut

Dear Sirs/Mesdames:

Re:	Titan Mining Corporation
Change of Auditor Notice dated 2025/09/12

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Chartered Professional Accountants

cc: The Board of Directors, Titan Mining Corporation

A member firm of Ernst & Young Global Limited